Real Estate Update


March 14, 1997





     HARTFORD, CT March 14, 1997. Grove Real Estate Trust (AMEX-ECM:GRE.EC). Damon Navarro, CEO announced that the Exchange Offer for various Grove partnerships was terminated at 10:00 am, March 14, 1997. This Exchange Offer was part of the already announced series of transactions which increased the asset base of GREAT from $10,000,000 to $85,000,000. END


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